Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

November 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mitchell Austin
Kathleen Collins
David Edgar
Jan Woo

Re:	HashiCorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 17, 2021
File No. 333-260757

Ladies and Gentlemen:

On behalf of our client, HashiCorp, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated November 24, 2021 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”). In response to the comments set forth in the Comment Letter, the Company has revised the Amendment No. 1 and is concurrently submitting via EDGAR this letter and an Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of the Registration Statement.

AUSTIN   BEIJING   BOSTON   BRUSSELS   HONG KONG   LONDON   LOS ANGELES   NEW YORK   PALO ALTO

SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC   WILMINGTON, DE

U.S. Securities and Exchange Commission

November 29, 2021

Amendment No. 1 to Registration Statement on Form S-1 filed November 17, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 92

1.

You state that the increase in cost of revenue during the nine months ended October 31, 2021 compared to the nine months ended October 31, 2020 was due to an increase in headcount, which reflects a change in the roles and responsibilities of certain positions that resulted in costs being classified as sales and marketing compared to cost of revenue in the prior period. You refer to a similar shift to support the increase in sales and marketing expense. Please explain further how the change in your organizational structure, which caused a shift in certain roles and responsibilities between sales and marketing and cost of revenue resulted in an increase to both of these expenses. Also, clarify in quantified terms how the shift impacted your margins from period-to-period. Lastly, tell us how the increase in headcount changed to a 7% increase for the nine months ended October 31, 2021 compared to a 49% increase for the six months ended July 31, 2021 as previously disclosed.

In response to the Staff’s comment, the Company notes that the 7% increase in cost of subscription revenue headcount is a net increase that reflects a general increase in headcount combined with a decrease resulting from certain roles moving from a technical support function included as cost of revenue to a sales relationship management function included as sales and marketing expense during the quarter ended October 31, 2021. In the quarter ended October 31, 2021, the Company completed the transition of certain technical account manager roles that were previously responsible for customer support activities to a new role in which they were responsible for sales advisory and customer relationship management. This transition of roles resulted in expenses being classified as sales and marketing on a go-forward basis instead of the previous cost of revenue classification. Absent the transition of these roles to a sales relationship management function, cost of subscription revenue headcount would have increased by 57% during the nine months ended October 31, 2021. Due to this transition completed in the three months ended October 31, 2021, the 49% increase noted for the six months ended July 31, 2021, was reduced to only a 7% increase in headcount for the nine month period ended October 31, 2021, as headcount is measured as of period end.

This transition of roles to a sales relationship management function decreased cost of support revenue, a component of cost of subscription revenue and increased sales and marketing by the same amount. This caused support gross margins, total subscription margins, and total gross margins for the nine months ended October 31, 2021 to be 4%, 3% and 3% higher, respectively, than it would have been had this transition not occurred. The Company respectfully advises that it has revised pages 93 and 94 of its Management’s Discussion and Analysis of Financial Condition and Results of Operations in Amendment No. 2 to clarify that the increase in cost of subscription revenue headcount is a net increase and expand disclosure of the change in role and impact to gross margin.

U.S. Securities and Exchange Commission

November 29, 2021

Notes to Consolidated Financial Statements

Note 14. Subsequent Events (Unaudited), page F-36

2.

Please disclose the amount of estimated compensation expense that will impact your future financial statements related to RSUs that were granted and modified in November 2021. Refer to ASC 855-10-50-2(b).

In response to the Staff’s comment, the Company has revised the notes to its financial statements in Amendment No. 2 on page F-37 to expand the disclosure to include the estimated compensation expense related to RSUs that were granted and modified in November 2021.

* * * *

U.S. Securities and Exchange Commission

November 29, 2021

Please direct any questions with respect to this confidential submission to me or Michael Coke at (650) 493-9300 or tjeffries@wsgr.com or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	David McJannet, HashiCorp, Inc.

Navam Welihinda, HashiCorp, Inc.

Paul D. Warenski, HashiCorp, Inc.

Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda N. Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Latham & Watkins LLP

John Williams, Latham & Watkins LLP